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Thomas McCabe · 2nd

Managing Director - Transaction/Restructuring Advisory - Central Region Market Leader

Greater Chicago Area · 500+ connections · Contact info

BDO

The University of Chicago - Booth School of Business

Highlights



2 mutual connections

You and Thomas both know Jonny Price and Kieran Ryan

About

Accomplished financial/transaction advisor and restructuring professional with nearly 30 years of leadership experience in guiding companies into middle market growth as well as out of financial decline by analyzing, improving and streamlining operational and financial processes. Demonstrated ability to impact ente ... see more

Activity

2,761 followers



Congratulations Will...very happy for you and look forward to woking with you a

Thomas commented



I enjoyed joining colleague Mark Houston along with Industy friends

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Congrats Gary!

Thomas commented



Congrats Mike - we at BDO Transaction Advisory look forward t...

Thomas commented

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Experience



Managing Director - Transaction/Restructuring Advisory Services

BDO

Jan 2019 – Present · 1 yr 1 mo

Chicago/Central States

* Provide Business Restructuring services relating to financial restructuring, bankruptcy and insolvency engagements for unsecured creditors, secured lenders or debtors both in and out of bankruptcy.
* Provide expert testimony at depositions and in Bankruptcy Court.
* Lead financial due diligence engagements on behalf of buyers pursuing M&A transactions or secured lenders for asset-based (ABL) or cash flow loans and quality of earnings analyses.

* Presenter and instructor at various conferences and seminars.

Chief Financial Officer/Executive Producer
Brackett Productions
May 2017 – Present · 2 yrs 9 mos
Indianapolis, Indiana Area

CFO of Brackett Productions...a company formed to develop & produce (I am Executive Producer along with Gary Brackett) the film BRACKETT...which describes the life story of Super Bowl winner (undrafted/walk-on) Gary Brackett...depicts the obstacles and challenges he faced, but mostly the manner by which he achieved greatness via determination, passion and a ferocious work ethic. For more.... visit: Brackett.movie

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Member Board of Directors - Chair of Development Committee
Wernle Youth & Family Treatment Center
Dec 2018 – Dec 2019 · 1 yr 1 mo
Richmond, IN

Wernle is a family-focused, child-centered agency providing opportunities for the growth and development of troubled children and their families through caring programs and healing relationships.



Managing Director
Amherst Partners
Aug 2017 – Jan 2019 · 1 yr 6 mos
Greater Chicago Area

Amherst is an investment banking and turnaround consulting firm. The firm advised middle market companies on mergers and acquisitions, restructuring, business valuations and turnarounds. We specialize in manufacturing, healthcare, service, food, technology, distribution and related industries.

Managing Partner, Finance & Operations, VC/Private Equity - Transaction Services and Restructuring
Forest View Consulting, LP
Apr 2015 – Aug 2017 · 2 yrs 5 mos
Chicago, IL, Philadelphia, PA, New York, NY

Served as Chief Financial Officer for OrthoGenRx, SaaS companies Axioma LLC, Brickfish.com, and Code 42, Blockwise.com, Medical Care Corp, Coder, Inc.. Andrew Technologies, Aloha.com, Resonado Inc., GoYodel.com, LenaWorks.com. Provided Executive Advisory services to Blue Prairie Brands, Vs.com(aka CasePacer.com), ActiveCare.com, Liqui ...see more

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Education



The University of Chicago - Booth School of Business
MBA, Finance
1989 – 1992



University of Notre Dame
BBA, Accountancy
1983 – 1987

Glassboro High School

Licenses & Certifications



Certified Public Accountant (Illinois and Pennsylvania)
AICPA

Skills & Endorsements

Financial Modeling · 37

Alex Shute and 36 connections have given endorsements for this skill

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Restructuring · 36

 Endorsed by **Tyler Mayoras** Ⓥ **and 2 others who are highly skilled at this**

Due Diligence · 32

 Endorsed by **Tyler Mayoras** Ⓥ **and 1 other who is highly skilled at this**    Endorsed by **2 of Thomas' colleagues at KPMG UK**

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Recommendations

Received (1)   Given (1)

 **Dave Dingott**
CEO - Sword Diagnostics
April 23, 2017, Dave was a client of Thomas'

Tom has been working as a part-time CFO advisor for Sword Diagnostics. He consistently displays great technical expertise , resourcefulness, and the ability to help strengthen the financial viability of the company. Tom also has an amazing network and has made valuable introductions for various needs of... **See more**

Accomplishments

1   **Organization**
TMA   ⌄

Interests

 **Chicago Banking Professionals**
7,278 members

 **KPMG Midwest Alumni & Current ...**
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 **Ambition Corporate Finance Forum**
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Public Notice for Distressed & Ex...
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 **Microsoft**
9,583,219 followers

 **Reid Hoffman** in
Entrepreneur. Product Strategist. Invest...
2,302,561 followers

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